Exhibit 3

STOCKHOLDERS (FOUNDERS) AGREEMENT

This STOCKHOLDERS (FOUNDERS) AGREEMENT (this “Agreement”), dated as of June 15, 2017 (the “Effective Date”) is entered into amongst the following individuals constituting all of the founders (current shareholders) of Bitzumi, Inc. (“Corporation”):

Scot Cohen (“Cohen”)
River Asset Management, Inc. (“River Asset”)

(Referred to collectively as “Shareholders” and individually as “Shareholder”) and the Corporation.

Article 1 – Purpose of Agreement

1.1     The Shareholders are all the shareholders of the Corporation, a Delaware corporation and are the sole Directors and Officers of the Corporation.

1.2.    The Shareholders are entering into this Shareholder Agreement to provide for the management and control of the affairs of the Corporation, including management of the business, division of profits, disposition of shares, and distribution of assets on liquidation.

1.3    The Shareholders agree that the business of the Corporation is to create a cryptocurrency exchange and marketplace as well as create applications utilizing blockchain technology.

Article 2 – Shares Subject to Agreement

2.1.    As of the Effective Date, the Company has the authorized 300,000,000 shares of stock to be issued as follows: 295,000,000 shares designated as Common Stock and 500,000 shares designated as Preferred Stock, of which 44,250,000 shares of Common Stock are issued and outstanding. The Shareholders have purchased and own the number of shares of Common Stock, and approximate percentage of company ownership, as listed below:

Shareholder	Number of Shares of Common Stock	Percentage of Ownership
Scot Cohen	33,500,000	75.70%
River Asset Management, Inc.	10,750,000	24.30%

2.3.    The shares listed above constitute all of the issued and outstanding capital stock of the Corporation. The Corporation acknowledges receipt from each Shareholder of the full consideration for the respective shares listed above as set forth below such Shareholders name on the signature page hereto, and each Shareholder acknowledges receipt of certificates representing his or her shares. All of the shares listed above and any additional shares of the capital stock of the Corporation that may be acquired by the Shareholders in the future shall be subject to this Agreement.

Article 3 – Management and Control

3.1.    Board of Directors. The initial sole director will be Cohen.

3.2.    Authority of Directors.  During the term of this Agreement, the directors will, when appropriate, perform the following acts:

3.2.1.    Cause the Corporation to maintain the books, records, and other documents required by Delaware law; and

3.2.5.   Use commercially reasonable efforts to cause the business of the Corporation in accordance with sound business practices.

3.3.      President. The President and Chief Executive Officer of the Corporation will be Cohen. The President will control the day-to-day operations of the business and affairs of the Corporation, and shall have all powers to take such actions necessary on behalf of the Corporation except those actions that require Board or Shareholder approval under the By-Laws or the Delaware General Corporation Law.

3.4.      Employment of Shareholders. Shareholders may be employed as officers of the Corporation, as long as they hold shares of stock of the Corporation, are active in its business, and, in a satisfactory manner, perform their duties and responsibilities as set forth in this Agreement, the Articles of Incorporation and the Bylaws of the Corporation.  The title, duties, and the other terms of employment, including the annual salary, will be memorialized in a separate employment agreement approved by the Board.

Article 4 – Other Agreements

4.1.       Noncompetition.  None of the Shareholders will, without the prior written consent of the other Shareholders, at any time while he is a shareholder of the Corporation and for a period of 5 years after he ceases to be a shareholder of the Corporation, either individually or in partnership or jointly or in conjunction with any person as principal, agent, employee, shareholder (other than a holding of shares listed on a United States stock exchange that does not exceed 5% of the outstanding shares so listed) or in any other manner whatsoever carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit his name or any part thereof to be used or employed by any person engaged in or concerned with or interested in any business similar to or competitive with the business carried on by the Corporation or, if he has ceased to be a shareholder of the Corporation, any business similar to or competitive with the business carried on by the Corporation at the time such Shareholder ceased to be a shareholder of the Corporation.

4.2.      Trade Secrets. Each Shareholder acknowledges that the customer lists, trade secrets, processes, methods, formulas, intellectual property, inventions, information including know-how, technical information, assay methods and development, drug targets, pathways, methods of identification (including as related to drug discovery), a formula, formulation, chemistry, design, pattern, compilation, program, device, method, technique, or process (the “Proprietary Property”) of the Corporation and any other matters designated by the President or by the written consent of the Board are valuable assets. Unless he or she obtains the written consent of the Board, each Shareholder agrees never to disclose to any individual or organization, except in authorized connection with the business of the Corporation, any Proprietary Property.

4.3.      Intellectual Property and Intellectual Property Assignment.

(1) Each Shareholder agrees that all Proprietary Property owned by such Shareholder prior to the date hereof and relating to the business of the Corporation hereto shall be hereby assignment, free and clear of all liens, to the Corporation.

(2) Following the date hereof and after he ceases to be a shareholder of the Corporation, each Shareholder agrees that all Proprietary Property developed by such Shareholder relating to the business of the Corporation shall be owned by the Corporation and immediately assigned by the Shareholder to the Corporation.

(3) Proprietary Property shall be promptly and fully disclosed by each Shareholder to the CEO and/or President and shall be the exclusive property of the Corporation. You hereby assign to the Corporation your entire right, title, and interest therein and shall promptly deliver to the Corporation to all Proprietary Property, including all papers, drawings, models, data, and other material relating to any of the foregoing Proprietary Property conceived, made, developed, created or reduced to practice by you as aforesaid. All patentable or copyrightable Proprietary Property shall be considered “works made for hire.” You shall, upon the Corporation’s request and at its expense, execute any documents necessary or advisable in the opinion of the Corporation’s counsel to assign, and confirm the Corporation’s title in the foregoing Proprietary Property and to direct issuance of patents or copyrights to the Corporation with respect to such Proprietary Property as are the Corporation’s exclusive property as against you and your successors, heirs, devisees, legatees and assigns under this Section 4.3 or to vest in the Corporation title to such Proprietary Property as against you and your successors, heirs, devisees, legatees and assigns, the expense of securing any such patent or copyright, however, to be borne by the Corporation.

4.4.    Non-Solicitation of Customers, Customer Prospects, and Vendors. Each Shareholder covenant and agree that at any time while he is a shareholder of the Corporation and for a period of 3 years after he ceases to be a shareholder of the Corporation, such Shareholder will not, directly or indirectly, solicit or attempt to solicit any business from any of the Company’s customers, customer prospects, or vendors with whom such Shareholder had material contact.

4.5.    Non-Solicitation of Employees. Each Shareholder covenant and agree that at any time while he is a shareholder of the Corporation and for a period of 3 years after he ceases to be a shareholder of the Corporation, such Shareholder will not, directly or indirectly, on your own behalf or on behalf of or in conjunction with any person or legal entity, recruit, solicit, or induce, or attempt to recruit, solicit, or induce, any employee of the Corporation to terminate their employment relationship with the Corporation.

4.6             Confidentiality (non-disclosure). Each Shareholder agrees that he shall not directly or indirectly divulge or make use of any Confidential Information (as defined below) without the prior written consent of the Corporation. Each Shareholder shall not directly or indirectly misappropriate, divulge, or make use of Proprietary Property. Each Shareholder further agree that if you are questioned about information subject to this Agreement by anyone not authorized to receive such information, you will notify the Corporation within 24 hours. “Confidential Information” means information about the Corporation and its customers, customer prospects, and/or vendors that is not generally known outside of the Corporation, which you will learn of in connection with your duties with the Company. Confidential Information may include, without limitation: (1) the terms of this Agreement, except as necessary to inform a subsequent employer of the restrictive covenants contained herein and/or your attorney, spouse, or professional tax advisor only on the condition that any subsequent disclosure by any such person shall be considered a disclosure by you and a violation of this Agreement; (2) the Corporation’s business policies, finances, and business plans; (3) the Corporation’s financial projections, including but not limited to, annual sales forecasts and targets and any computation(s) of the market share of customers and/or customer prospects; (4) sales information relating to the Corporation product roll-outs; (5) customized software, marketing tools, and/or supplies that you will be provided access to by the Corporation and/or will create; (6) the identity of the Corporation’s customers, customer prospects, and/or vendors (including names, addresses, and telephone numbers of customers, customer prospects, and/or vendors); (7) any list(s) of the Corporation’s customers, customer prospects, and/or vendors; (8) the account terms and pricing upon which the Corporation obtains products and services from its vendors; (9) the account terms and pricing of sales contracts between the Corporation and its customers; (10) the proposed account terms and pricing of sales contracts between the Corporation and its customer prospects; (11) the names and addresses of the Corporation’s employees and other business contacts of the Corporation; (12) the techniques, methods, and strategies by which the Corporation develops, manufactures, markets, distributes, and/or sells any of the products; (13) all Proprietary Property; and (14) all inventions, trade secrets, know-how, business plans, research, development, manufacturing and marketing projects. Corporation’s business, technology, business relationships or financial affairs (collectively, “Confidential Information”) is and will be the exclusive property of the Corporation Confidential Information also includes information received in confidence by the Corporation from its customers or suppliers or other third parties. Confidential Information may include, without limitation, information on finance, structure, business plans, employee performance, staffing, compensation of others, research and development, drug development, operations, manufacturing and marketing, strategies, customers, files, keys, certificates, passwords and other computer information, as well as information that the Corporation receives from others under an obligation of confidentiality.

Article 5 – Distributions of Income and Losses

5.1.       Determination of Net Income and Loss. The net profits or net losses of the Corporation for each fiscal year will be determined on an accrual basis in accordance with generally accepted principles of accounting.

5.2.      Retaining Net Income. The Corporation will retain substantially all of its net income, plus any additional amount the President reasonably believe necessary to meet financial needs of the Corporation, including, but not limited to the research, development or expansion of its business.

Article 6 – Shareholder Loans To The Corporation

6.1.       Loan conditions.  A Shareholder may issue a loan to the Corporation upon approval by the Board of Directors and only under the following conditions, unless otherwise agreed upon.  The loans shall be unsecured and at interest rates no greater than 10% per annum, without the approval of all Shareholders.

6.2.      Repayment.  Repayment of Shareholder loans by the Corporation shall occur when the Board of Directors agree that there are enough corporate funds to pay the loan.  Loans to Shareholders shall be paid in order of priority with the oldest loan being paid first, unless the Shareholder waives such write to first payment.

Article 7 – Dissolution of Corporation

7.1.       Majority consent required.  Majority of shareholders must consent to voluntary dissolution.

7.2.      Procedures for dissolution.  On commencement of dissolution proceedings (either by election of all Shareholders or otherwise), the Corporation will cease to carry on business except as necessary to wind up its business and distribute its assets. The President, or any Shareholder or Shareholders appointed by the President, will perform the following acts, as necessary, to wind up the affairs of the Corporation:

(a)
Continue the business as necessary for the winding up of the affairs of the Corporation;
(b)
Carry out contracts and collect, pay, compromise, and settle debts and claims for or against the Corporation (including participating in litigation, whether as plaintiff or defendant relating to the same);
(c)
Sell at public or private sale, exchange, convey, or otherwise dispose of all or any part of the assets of the Corporation for cash in an amount considered reasonable by the President, or his or her appointee(s);
(d)
Make contracts and take any steps in the name of the Corporation that are necessary or convenient in order to wind up the affairs of the Corporation; and/or
(e)
Employ agents and attorneys to liquidate and wind up the affairs of the Corporation.

7.3.      Distribution of assets. As part of the dissolution process, the President, or the President’s appointee(s), will apply the assets of the Corporation in the following order:

(a)
To all debts and liabilities of the Corporation in accordance with the law, including the expenses of dissolution and liquidation, but excluding any Shareholder loans;
(b)
To all Shareholder loans, with unpaid interest;
(c)
To undistributed net profits of the Corporation;
(d)
To repayment of the purchase price of the shares of the Corporation actually paid by each Shareholder; and, finally, should any assets remain;
(e)
To the Shareholders in proportion to the number of shares of the Corporation held by each.

Article 8 – Transfer of Shares

8.1.       Shares Acquired for Investment. Each of the Shareholders acknowledges and represents that he or she has obtained and accepted his or her shares in good faith, for investment and for his or her own account, and not with a view to distribution or resale.

8.2.      Transfer. Shareholders shall be permitted to sell, assign and transfer their shares subject to securities laws(a “Transfer”).

Article 9 – Jurisdiction

9.1.       Any dispute relating to this Shareholder Agreement, or arising out of or relating to operations of the Corporation, or the rights or obligations of the Shareholders, shall be settled in any state or federal courts located in the City of New York, County of New York.

Article 10 – Miscellaneous Provisions

10.1.     Necessary Acts. All parties to this Shareholder Agreement will perform any acts, including executing any documents, that may be reasonably necessary to fully carry out the provisions and intent of this Agreement.

10.2.     Notices. All notices, demands, requests, or other communications required or permitted by this Shareholder Agreement (other than routine communication relative to business operations) will be in writing sent to the following:

To the Corporation:
Bitzumi, Inc.
55 5th Avenue, Suite 1702
New York, NY 100034

To the Shareholders: At the address set forth under each Shareholder’s name in the signature page to this Agreement.

10.3.     Attorneys’ Fees. In the event of any litigation concerning this Shareholder, the prevailing party shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys’ fees.

10.4.     Binding on Successors and Assigns. This Agreement will be binding on the parties to the Agreement and on each of their heirs, executors, administrators, successors, and assigns.
10.5.     Severability. If any provision is unenforceable or invalid for any reason, the remaining provisions shall be unaffected by such a holding.

10.6.     Governing Law. This Agreement shall be construed according to and governed by the laws of the State of Delaware.

10.7.     Entire Agreement. This document constitutes the entire Shareholder Agreement of the Corporation and correctly sets forth the rights, duties, and obligations of each Shareholder and of each Shareholder to the other. Any modifications must be in writing and approved by all Shareholders.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

_______________________________
Scot Cohen
Address: 20 E 20th Street
   New York, NY 10003
Purchase Price:

River Asset Management, Inc.

By:_______________________________
Name:
Title: President
Address: 14 Arbor Field Way
               Lake Grove, NY 11755
Purchase Price: